United American Petroleum Corp.
3101 Bee Caves Road, Centre II, Suite 301
Austin, TX 78746

January 12, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 3720

Attn: Doug Jones

Re:              United American Petroleum Corp. (formerly, Forgehouse, Inc.)
Form 10-K For Fiscal Year Ended December 31, 2009
Filed May 14, 2010
File No. 000-51465

Dear Mr. Jones:

On behalf of United American Petroleum Corp., formerly, Forgehouse, Inc., a Nevada corporation (the “Company”) and with respect to your letter dated December 13, 2010, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed May 14, 2010, with the Securities and Exchange Commission (“Commission”), the Company hereby requests additional time to respond to your comment letter.

The Company anticipates that it will be able provide the requested information and file an amended Form 10-K with the Commission on or before January 21, 2011.
Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

United American Petroleum Corp.

/s Christian Negri
Christian Negri
Treasurer